VIA EDGAR

May 1, 2014

Mr. William H. Thompson
Accounting Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:    FirstEnergy Corp.
File No. 333-21011
FirstEnergy Solutions Corp.
File No. 0-53742
Form 10-K for Fiscal Year Ended December 31, 2013
Filed February 27, 2014

Dear Mr. Thompson:

This letter is submitted by FirstEnergy Corp. (FirstEnergy or the Company) in response to the comments given by the staff (Staff) of the Division of Corporation Finance of the United States Securities and Exchange Commission (Commission) contained in the comment letter dated April 17, 2014 to James F. Pearson, Chief Financial Officer of FirstEnergy with respect to FirstEnergy’s Form 10-K for the fiscal year ended December 31, 2013, as filed on February 27, 2014 (2013 Form 10-K).

For your convenience, we have set forth the comment from your letter in bold typeface immediately followed by FirstEnergy’s response. We have also identified any revised disclosures in future filings with italicized and underlined font. Unless otherwise indicated, capitalized terms used herein shall have the meanings set forth in the 2013 Form 10-K.

Form 10-K for Fiscal Year Ended December 31, 2013

Item 7. Management’s Discussion and Analysis of Registrant and Subsidiaries, page 47

Results of Operations, page 58

1.Please tell us what consideration you have given to providing disclosures that explain the changes in the income taxes (benefits) related to your segments. Refer to Item 303(a)(3)(i) of Regulation S-K.

Response:
Item 303(a)(3)(i) of Regulation S-K requires a registrant to describe any unusual or infrequent events or transactions or any significant economic changes that materially affect the amount of income from continuing operations and, in each case, indicate the extent to which income was so affected. In addition, the registrant should describe any other significant components of its revenues or expenses in order to understand its results of operations.

As part of Management’s Discussion and Analysis of Financial Condition and Results of Operations, management provides a Summary of Results of Operations by Segment that highlights the material changes year over year. As part of this analysis, management considers the impact of changes in income taxes (benefits) in the context of the year over year changes in income (loss) from continuing operations for each segment. In each of the periods presented in the 2013 Form 10-K, management did not believe the year over year changes in income taxes (benefits) was material in relation to the total changes in income (loss) from continuing operations by segment and therefore, management concluded that no additional disclosure was necessary in order to understand the financial condition, changes in financial condition and results of operations of each segment.

Contractual Obligations, page 86

2.Please tell us your consideration of including a discussion of long-term liabilities excluded from the table of contractual obligations.

Response:
Management prepared the summary of FirstEnergy’s contractual obligations to provide an estimate, as of December 31, 2013, of the cash requirements arising from contractual payment obligations. In accordance with Item 303(a)(5) of Regulation S-K and Section 9240.7 of the U.S. Securities and Exchange Commission Division of Corporation Finance Financial Reporting Manual, management should apply judgment in determining what items should be included or excluded from the table and accompanying footnotes should describe the nature of items excluded and why they are so omitted from such table.

Management considered items that have been excluded from the table based on management’s judgment and identified certain cash outlays from power purchase contracts entered into by the Utilities, which represent a material purchase. A note was included under the contractual obligations table identifying the nature and expected cash outlays of this exclusion. Other long term liabilities excluded from FirstEnergy’s table of contractual obligations primarily include non-cash related items, such as deferred tax liabilities or liabilities not subject to specified legal contracts. Management concluded, given the nature of these liabilities, that no additional disclosure was necessary.

In future filings, management will provide disclosure of other long term liabilities that are excluded from the contractual obligations table and describe the nature of these items and why they are excluded from the table substantially in the following form:

The table above excludes regulatory liabilities (see Note 15. Regulatory Matters), asset retirement obligations (see Note 14. Asset Retirement Obligations), reserves for litigation, injuries and damages, environmental remediation, and annual insurance premiums, including nuclear insurance (see Note. 16 Commitments, Guarantees and Contingencies) since the amount and timing of the cash payments are uncertain.  The table also excludes accumulated deferred income taxes and investment tax credits since cash payments for income taxes are determined based primarily on taxable income for each applicable fiscal year.

Critical Accounting Policies and Estimates, page 107

Goodwill, page 109

3.Please tell us and disclose in future filings whether the fair value of your Competitive Energy Services segment is substantially in excess of carry value or are at risk of failing step one of the impairment test. If the reporting unit is at risk of failing step one of the impairment test please consider disclosing the following information:

•	The percentage by which fair value exceeded carrying value at the date of the most recent test;

•	The amount of goodwill allocated to the reporting unit;

•	How the key assumptions used in the discounted cash flow analysis were determined; and

•	A discussion of the degree of uncertainty associated with the key assumptions, including specifics to the extent possible.

Response:
Management tests for possible impairment of goodwill on an annual basis as of July 31 and at any other time if an event occurs or circumstances change that would indicate that the fair value of the reporting unit is likely to have decreased below its carrying amount. In our most recent analysis, it was determined that the fair value of the Competitive Energy Services segment was substantially in excess of its carrying value as of July 31, 2013.

Although the fair value of the Competitive Energy Services segment was substantially in excess of its carrying value, management disclosed the factors that led to the quantitative assessment as well as changes in key assumptions, such as continued weak economic conditions, lower than forecasted power and capacity prices, and revised environmental requirements, that could negatively impact future goodwill assessments.

We acknowledge the Staff’s comment and, in future filings, if we are at risk of failing step one, we will include those disclosures noted in your comment above. In response to the second bullet of your comment above, we respectfully note that we included disclosures of goodwill by segment in Note 1, Organization and Basis of Presentation, on page 133 of our 2013 Form 10-K.

Item 8. Financial Statements and Supplementary Data, page 115

Consolidated Statements of Cash Flows, page 123

4.Please tell us your basis in GAAP for your presentation of the make-whole premiums and tender premiums paid on debt redemptions. Please ensure your response addresses instances where the premiums are included in the loss on debt redemptions recorded in operating activities and your classification of tender premiums paid on debt redemptions as financing activities.

Response:
As described in Note 12, Capitalization, beginning on page 173 of our 2013 Form 10-K, FirstEnergy had several capital markets transactions during the year ended December 31, 2013. Those impacting our presentation of make-whole premiums paid on debt redemptions and tender premiums paid in connection with certain debt tender offers in the Statement of Cash Flows are as follows:

A.
March 2013, tender offers by FES and AE Supply to repurchase $369 million and $294 million, respectively, of senior notes resulting in a loss of $119 million, including tender premiums paid of $110 million and $9 million of other expenses, of which $117 million was included in the caption “Loss on debt redemption”.

B.
April 2013, FES redemption of $400 million of senior notes resulting in a loss of $32 million, including $31 million of make whole premiums paid and $1 million of other expenses, which was included in the caption “Loss on debt redemption”.

C.
June 2013, the Ohio Companies’ redemption of $410 million of taxable debt, including $30 million of make-whole premiums that were deferred as a regulatory asset under ASC 980-470-40-1, which states that the difference between the entity’s net carrying amount of the extinguished debt and the reacquisition price may be amortized as an adjustment of interest over some future period.

D.
August 2013, the Ohio Companies’ redemption of $660 million of long term debt, including $120 million of make-whole premiums that were deferred as a regulatory asset and will be amortized over the original life of the redeemed debt.

E.
November and December 2013, MP, PN, and ME collectively redeemed $670 million of senior notes, incurring $6 million of make-whole premiums that were deferred as regulatory assets and will be amortized over the original life of the redeemed debt.

Furthermore, as described in Note 10, Derivative Instruments, in connection with the redemptions of senior notes by FES, PN, and ME, $17 million of unamortized gains associated with fixed for floating interest rate swaps held by FE were included in the caption “Loss on debt redemption”.

As a result of the above capital markets transactions, FirstEnergy recorded a loss on debt redemption of $132 million in the year ended December 31, 2013, as reported in the Consolidated Statement of Income in the 2013 Form 10-K. The loss on debt redemption included amounts from bullets A and B listed above, and the $17 million of unamortized gains associated with the fixed for floating swaps held by FE.

In order to simplify the presentation of the loss on debt redemption and the cash outflows associated with the contractual make-whole premiums and the tender premiums paid, FirstEnergy included the loss on debt redemptions of $132 million as reported in the Consolidated Statement of Income, as an adjustment to reconcile net income to net cash provided from operating activities in the Statement of Cash Flows.

FirstEnergy then classified the $187 million of contractual make-whole premiums paid (bullets B, C, D and E listed above) as a cash outflow from operating activities in accordance with ASC 230-10-45-17(d), which states that cash payments to lenders and other creditors for interest should be considered a cash outflow from operating activities. Since these make-whole premiums represent an adjustment of the debt’s effective interest rate and do not represent repayments of amounts borrowed, management concluded that the $187 million should be classified as a cash outflow from operating activities.

Finally, FirstEnergy classified the $110 million of tender premiums paid (bullet A listed above) as a cash outflow from financing activities. Management viewed the tender premiums differently than the make-whole premiums discussed above as the premiums paid to extinguish the FES and AE Supply senior notes were not explicitly stated in the debt agreements and were negotiated in order to repurchase the senior notes from the current debt holders. Management concluded that the tender premiums were not interest payments and should be classified as a financing activity under ASC 230-10-45-28(b), which states that gains and losses on extinguishment of debt relate to financing activities.

Combined Notes to Consolidated Financial Statements, page 129

1. Organization and Basis of Presentation, page 129

Accounting for Effects of Regulation, page 129

5.Please tell us and consider disclosing the specific nature and basis for deferral of transmission, generation and distributions costs recorded as regulatory assets.

Response:
As of December 31, 2013, the Deferred Transmission Costs regulatory asset consisted of transmission costs billed to ME and PN during the period from January 1, 2006 to January 10, 2007 by the PJM Interconnection, LLC pursuant to the PJM open access tariff. ME and PN were authorized to recover those costs as a component of their respective Default Service Support riders and rates billed to customers under the provisions of these riders. Also, included in the Deferred Transmission Costs regulatory asset are incurred costs by certain of FirstEnergy’s transmission subsidiaries that are approved for recovery by FERC under their respective formula rate mechanisms.

As of December 31, 2013, the Deferred Generation Costs regulatory asset principally related to incurred costs by certain of FirstEnergy’s distribution subsidiaries associated with providing generation services under Commission approved plans, including generation related costs associated with the Ohio Companies 2006 Rate Certainty Plan as well as other default service plans throughout our different state jurisdictions. All amounts have been authorized for recovery by the applicable state commissions.

The balance in Deferred Distribution Costs is principally related to the Ohio Rate Certainty Plan, which allowed the Ohio Companies to defer and subsequently recover certain eligible expenses resulting from distribution and reliability expenditures that were determined to be in excess of amounts included in distribution-related base rates. The Ohio Companies were granted recovery by the PUCO effective January 2006.

Respectfully, we do not believe that the disclosure of the specific nature and basis of our deferral of costs as regulatory assets, beyond our current disclosure, including the disclosures in Note 15, Regulatory Matters, would be meaningful to investors.

6.Please tell us your basis in GAAP for netting regulatory assets and liabilities based on federal and state jurisdiction. Additionally, tell us why you have netted nuclear decommissioning and spent fuel disposal costs and asset removal costs against regulatory assets for the periods presented.

Response:
The presentation of regulatory assets and liabilities on the balance sheet is primarily dependent on the regulatory jurisdiction for which rates are being collected or refunded, as well as the method and timing of recovery.

ASC 210-20-45-1 provides relevant guidance in assessing whether regulatory assets and liabilities within a specific jurisdiction may be offset, when all of the following conditions have been met:

a. Each of the two parties owes the other determinable amounts.

b. The reporting party has the right to offset the amount owed with the amount owed by the other party.

c. The reporting party intends to offset.

d. The right of offset is enforceable at law.

Management historically has concluded that a right of offset exists for each operating company based on federal and state jurisdictions, primarily as regulatory assets and liabilities, which by their nature are determinable amounts, are recovered from and refunded to the same party (i.e. customer base) under one customer rate which is enforceable under the laws of each of the states FirstEnergy serves by the authorization of a regulatory order from state or federal regulated agencies. Additionally, in certain cases, Utility Commissions in FirstEnergy’s regulatory jurisdictions have offset regulatory liabilities against regulatory assets in their rate orders to manage price certainty for retail customers. For example, in the Rate Certainty Plan, which was approved in January 2006, the PUCO allowed the Ohio Companies to apply accumulated cost of removal regulatory liabilities against transition cost regulatory asset balances to provide Ohio customers with rate certainty over the recovery period of the net regulatory asset. Because regulatory assets and liabilities are determinable amounts and subject to rate orders enforceable under law and are offset when determining rates for retail customers, management has historically concluded that the right of offset exists by federal and state jurisdiction under ASC 210-20-45-1.

As of December 31, 2013, the Ohio Companies, ME, PN, WPP, JCP&L, PE-Maryland and FERC jurisdictional companies, TrAIL and PATH, were in a net regulatory asset position. Individual regulatory liabilities in these jurisdictions, such as nuclear decommissioning and spent fuel disposal costs, were netted against the regulatory assets in that same jurisdiction and are included in the regulatory asset balance in the consolidated balance sheet in accordance with management’s conclusions surrounding the right to offset.

As of December 31, 2013, PP, MP-West Virginia, PE-West Virginia, PE-Virginia, and the FERC jurisdictional company, ATSI, are in a net liability position. Individual regulatory assets in these jurisdictions have been netted against the regulatory liabilities in that same jurisdiction and are included as a regulatory liability on the consolidated balance sheet in accordance with management’s conclusion over the right of offset.

Property, Plant and Equipment, page 131

7.Please tell us your consideration of disclosing the major classes of property, plant and equipment included in Regulated Distribution, Regulated Transmission, Competitive and Other/Corporate segments. Refer to ASC 360-10-50-1.

Response:
ASC 360-10-50-1(b) requires entities to disclose major classes of depreciable assets, by nature or function, at the balance sheet date. FirstEnergy discloses property, plant and equipment by reportable segment. Management considered disclosing major classes of property, plant and equipment by nature or function, but respectfully concluded that additional disclosures were not material or meaningful to the financial statements and related disclosures, as the major classes of property, plant and equipment would largely be consistent with the segment disclosures, which aligns with the primary function of each segment. For instance, major classes of property, plant and equipment associated with the Regulated Transmission segment relates to providing transmission services. Similarly, the property, plant and equipment associated with the Competitive Energy Services segment largely relates to generating plants and although, the Regulated Distribution segment does have regulated generation, the property, plant and equipment largely relates to providing distribution services. For these reasons, management did not believe additional disclosures were necessary.

3. Pensions and Other Postemployment Benefits, page 137

8.Please tell us the nature of the differences in the noncurrent liabilities reflected in the table on page 138 and retirement benefits presented in the balance sheets for the periods presented.

Response:
The noncurrent Retirement Benefits caption within FirstEnergy’s Consolidated Balance Sheets of $2,689 million includes deferred compensation liabilities of approximately $228 million associated with voluntary plans that are not included as part of FirstEnergy’s Pension and Other Postemployment Benefits. These deferred compensation arrangements are not equivalent to a plan that provides pension or other postretirement benefits as discussed in ASC 715-10-15, and therefore, are not included in the table under Note 3, Pension and Other Postemployment Benefits on page 138. These arrangements are, however disclosed under Note 4, Stock-Based Compensation Plans in the 2013 Form 10-K on page 146 under the captions “EDCP” and “DCPD”.

9.Please tell us your consideration of disclosing the components of the net benefit cost recognized related to FES and how you allocate the assets, liabilities and expense to FES. Refer to ASC 715-20-50.

Response:
FirstEnergy’s pension and other postemployment benefit plans are neither multi-employer nor multiple-employer plans. However, FirstEnergy allocates a portion of the net periodic costs of the plans and benefit obligations to its subsidiaries, including FES. Management believes that it currently provides all required disclosures required under ASC 715-20-50-1 for the FirstEnergy pension and OPEB plans in FirstEnergy’s consolidated financial statements. In addition, the 2013 Form 10-K discloses net periodic pension and OPEB costs and the net pension and OPEB asset (liability) recorded by FES on page 143. Respectfully, management does not believe that additional disclosure of the components of the net benefit costs recognized by FES, as if FES had its own single-employer plan, would be meaningful or appropriate.

Pension and other postemployment benefit liabilities and costs associated with each subsidiary, including FES, are allocated based upon the population of active and retired employees of each subsidiary to the total population of active and retired employees. Plan assets for each subsidiary are not allocated and are based on actual plan asset balances resulting from the historical contributions made by each subsidiary.

9. Fair Value Measurements, page 159

Investments, page 164

10.Please tell us why you excluded emission allowances, employee benefit trusts and cost and equity method investments from the disclosures.

Response:
ASC 320-10-15-7 identifies the following items as those which may be excluded from fair value disclosure:

a. Derivative instruments that are subject to the requirements of Topic 815, including those that have been separated from a host contract as required by Section 815-15-25. If an investment would otherwise be in the scope of this Topic and it has within it an embedded derivative that is required by that Section to be separated, the host instrument (as described in that Section) remains within the scope of this Topic;

b. Except with respect to the impairment guidance in Section 320-10-35, equity securities within the scope of Subtopic 325-20, that is, cost method investments;

c. Equity securities that, absent the election of the fair value option under paragraph 825-10-25-1, would be required to be accounted for under the equity method; and

d. Investments in consolidated subsidiaries.

In accordance with FirstEnergy’s accounting policy emission allowances are recorded at cost, and are not subject to fair value. Additionally, management applies the scope exceptions as outlined above when excluding employee benefit trusts (primarily related to corporate owned life insurance valued at a cash surrender value) and cost and equity method investments, since these amounts are not subject to fair value.

10. Derivative Instruments, page 165

11.Please disclose location and amount of the gains and losses on derivative instruments for FES. Refer to ASC 815-10-50-4A through E.

Response:
FirstEnergy disclosed the amount of gains and losses on derivative instruments not in a hedging relationship on page 169 of its 2013 Form 10-K. These derivatives consist of commodity contracts, FTRs and interest rate swaps, all of which are held primarily by FES, with certain immaterial amounts related to instruments held by AE Supply and FirstEnergy.

We acknowledge the Staff's comment and advise you that, in future filings, beginning with our quarterly report on Form 10-Q for the quarterly period ended March 31, 2014, we will expand the disclosure to include the location and amount of gains and losses on derivative instruments attributable to FES as follows (noted in italics and underlined below):

The effect of derivative instruments not in a hedging relationship on the Consolidated Statements of Income (Loss) during the years ended December 31, 2013, primarily relates to instruments held by FES. The location and amounts of gains and losses are summarized in the following table:

	Year Ended December 31
	Commodity Contracts	FTRs	Interest Rate Swaps	Total
	(In millions)
2013
Unrealized Gain (Loss) Recognized in:
Other Operating Expense (1)	$11	$(8)	$—	$3

Realized Gain (Loss) Reclassified to:
Revenues (2)	$46	$21	$—	$67
Purchased Power Expense (3)	(38)	—	—	(38)
Other Operating Expense (4)	—	(36)	—	(36)
Fuel Expense	(2)	—	—	(2)

(1) Includes $11 million for commodity contracts and ($8) million for FTRs associated with FES.
(2) Includes $46 million for commodity contracts and $19 million for FTRs associated with FES
(3) Includes ($38) million for commodity contracts associated with FES.
(4) Includes ($33) million for FTRs associated with FES.

16. Commitments, Guarantees and Contingencies, page 188

Hazardous Air Pollutant Emissions, page 192

12.With respect to the coal transportation agreements associated with the deactivated plants and unresolved aspects of the transportation agreements, please either disclose an estimate of the reasonably possible range of loss, or state that such an estimate cannot be made. Refer to ASC 450-20-50-4.

Response:
We acknowledge the Staff's comment and advise you that, in future filings, beginning with our quarterly report on Form 10-Q for the quarterly period ended March 31, 2014, we will expand our disclosure by adding a new sentence (noted in italics and underline below) at the end of the existing paragraph as follows:

FirstEnergy and FES have various long-term coal transportation agreements, some of which run through 2025 and certain of which are related to the plants described above. FE and FES have asserted force majeure defenses for delivery shortfalls under certain agreements, and are in discussion with the applicable counterparties. As to two agreements, FE and FES have settled monetary claims for damages for the failure to take minimum quantities for the calendar year 2012 by the payments of approximately $70 million, and agreed to pay liquidated damages for delivery shortfalls for 2013 and 2014. FE and FES recorded $67 million in liquidated damages in the fourth quarter of 2013, associated with estimated 2013 delivery shortfalls, which were paid in the first quarter of 2014. Additionally, in January 2014, FE and FES reached an agreement in principle with Mepco Holdings LLC, to terminate a contract for future coal deliveries to Hatfield for $18 million, which was approved by the United States Bankruptcy Court on February 26, 2014. If FE and FES fail to reach a resolution with applicable counterparties for coal transportation agreements associated with the deactivated plants or unresolved aspects of the transportation agreements and it were ultimately determined that, contrary to their belief, the force majeure provisions or other defenses do not excuse delivery shortfalls, the results of operations and financial condition of both FirstEnergy and FES could be materially adversely impacted. If that were to occur, FE and FES are unable to estimate the loss or range of loss.

FirstEnergy, to the extent applicable, acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosures in the filing referred to above;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing referred to above; and

•	it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding our response to staff comments, or need any additional information, please do not hesitate to call me at (330) 384-5296.

Sincerely,

/s/ K. Jon Taylor

K. Jon Taylor
Vice President, Controller and Chief Accounting Officer